Southeastern Grocers, Inc.

8928 Prominence Parkway #200

Jacksonville, FL 32256

October 29, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:          Southeastern Grocers, Inc.

Registration Statement on Form S-1, Registration No. 333-249554

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Southeastern Grocers, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-249554), and together with all exhibits thereto (collectively, the “Registration Statement”), which was initially filed on October 19, 2020 and was subsequently amended.

The Company is applying for withdrawal of the Registration Statement because the Company has determined not to pursue the contemplated offering at this time. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company or any successor thereto or affiliate thereof.

Please send copies of the written order granting withdrawal of the Registration Statement to me at the above-mentioned address, e-mail address: SandyGrimm@segrocers.com, with a copy to Alexander D. Lynch, Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York, 10153, e-mail address: alex.lynch@weil.com.

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If you have any questions with respect to this matter, please contact Alexander D. Lynch of Weil, Gotshal & Manges LLP at (212) 310-8971.

Sincerely,

/s/ M. Sandlin Grimm

M. Sandlin Grimm
Chief Legal Officer & Secretary

cc: Alexander D. Lynch, Esq. – Weil, Gotshal & Manges LLP